Consent of Expert

David M.R. Stone, P.Eng.

MineFill Services, Inc.

PO Box 725 Bothell, WA USA 98041

US Securities and Exchange Commission

Re: Farallon Resources Ltd. Form on 20F for the fiscal year ended June 30, 2007

I, David Stone, P.Eng., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 20F of Farallon Resources Ltd. contains any misrepresentation of the information contained in “Technical Report on the 2007 Program and Preliminary Assessment of the G-9 Deposit, Campo Morado Project, Guerrero State, Mexico for Farallon Resources Ltd.” dated December 27, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 14th day of January 2008.

/s/ D. Stone

David Stone, P.Eng.